Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

ALCATEL-LUCENT

Moderator: Michel Combes

May 7, 2015

8:46 am CT

Coordinator:	Welcome and thank you all for standing by. At this time all participants are in a listen-only mode. Questions can be taken at any time within the presentation. And to ask a question please press star and then 1.

Today’s conference is being recorded, if you have any objections you may disconnect at this point. Now I will hand the meeting over to your host, Mr. Michel Combes, sir, you may begin.

Michel Combes:	Good morning or good afternoon depending on where you are. This is our quarterly call for the top 200 to share with you our Q1 financial results and to update you on the progress of the Shift plan and the deal with Nokia. All the material regarding our results is on the intranet as usual so that will be helpful for you.

I will summarize the financial story we are telling the market so that you have it in mind in all your interactions with employees, customers, suppliers and all key stakeholders in order to make sure that we are well aligned on what we are saying.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

So our financial story today, is articulated around the few main items. Profitability and cash flow position have strongly improved thanks to the successful execution on the Shift plan.

And I guess that we can highlight the resilience of the company meaning that despite an adverse macro situation in some major regions, such as US as well as Japan, we have been able to post these strong results.

Second, despite as well some pressure on (routing) we have been able to post these strong results. So which clearly highlight or show the resilience of the company now as it stands for.

Second, we are definitely leading the network evolution to IP, Cloud and access increasing the portion of the next gen revenues which now represent 75% of our revenue. So our growth engine does deliver. We have delivered growth in these areas of more than 20% year on year for the quarter in actual rates and in constant rates 9% so which is good.

Should highlight also in this point the fact that our diversification story is also starting to deliver with double digit growth in terms of diversification for IP routing and transport. I will come back on this one.

Third, we reiterate all our Shift plan commitments. Of course the biggest one to be free cash flow positive by the end of the year but all the others, the target of €7 million or more in revenue for core networking segments as well as 12.5% Op margin as well as the operating cash flow, above €200 million for our access business.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

Last but not least, in order to sustain these and in order to make it work we communicate in our main focus on fixed cost savings and free cash flow generation. As in an adverse environment we need to make sure that we take all the measures to make sure that we will not miss our target. That’s absolutely fundamental.

So that’s in a nutshell the financial story for the company today. So I come back a little bit more in details. First on Q1; Q1 we reported significant improvements in profitability and we reiterated our 2015 Shift plan commitments.

Profitability is improving. Our gross margin reached 34.6% of our revenue. This is an improvement of 230 basis points year on year. Our adjusted operating income more than doubled to €82 million. This represent 2.5% of our revenue in Q1, this compared to €33 million in Q1 last year and 1.1% of our revenue.

We reaffirm our objective to become free cash flow positive in ’15. In Q1 ’15 free cash flow as minus €332 million, an improvement of €66 million compared to last year Q1.

As I have already mentioned, 75% of our revenue is now coming from next gen products. Our total revenue, excluding managed services, increased 12% year on year, a constant currency this means a decline of 2% as expected for a positive effect on our revenue growth.

We maintain our Shift objective plan to reach €950 million of fixed cost savings in 2015. Fixed cost savings in the quarter had entirely been (revected) in project design to accelerate our diversification strategy meaning that of course in the quarters to come we’ll have to be cautious on that in order to really deliver the €950 million.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

If I deep dive in the two major segments, call this working segment first where revenue was €1.450 billion in Q1 up 7% year on year, actual rates and down 3% a constant currency.

IP routing revenue were up 6% (unintelligible) rates and down 6% at constant currency on (I) comparable basis to Q1 2014 with non-telco revenue growing at a double digit pace compared to Q1 2014. Non-telco revenue represents 12% of our IP revenue in Q1 this year which is a good achievement and that was the (act) of our plan.

Strong momentum in EMEA and (unintelligible) partially offset a softer spending environment with major customers in North America and a temporary spending (pause) in Japan. Despite stock market trends (unintelligible) positioned us as Number 2 vendor in global IP routing and we continue to record solid commercial traction.

You remember that we were positioned Number 2 vendor in Edge routing and now we are positioned as Number 2 vendor in global IP routing, which is quite an impressive achievement from the company.

Our core router did three new wins bringing the total number of customers to 39 and our revenue in the quarter has been multiplied by 3 in core routing compared to last year quarter of course coming from low comparison but nevertheless quite a strong achievement as well.

Newer networks also added four new wins in Q1 bringing the total number of customers to 20. It’s obvious that IP routing revenue will remain one of the most important area to watch for the next coming quarter and Q2, Q3, Q4 will be important in order to deliver the growth that we are committed to deliver in the marketplace.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

IP transport revenue were up 8% year over year and 2% at constant currency. (Unintelligible) optics revenue grew at a mid single digit pace year over year at constant rate driven by (WDS) and with particular strength in the EMEA and (unintelligible) region.

That’s a positive note that, let’s say, IP transport (unintelligible) optics is regaining traction. That should accelerate in the next coming quarters thanks to the backlog that we have been secure notably the EMEA concerning IP transport.

IP platforms revenues were up 7% actual exchange rate and down again 6% at constant currencies, although at a slower pace than the preceding quarter. Strength in key growth platforms such as (IMS) (unintelligible) portfolio were not enough to affect the impact of lower (DM) revenues compared to the year ago quarter and the (unintelligible) legacy technologies. But I guess that we have line of sight of let’s say reigniting growth in IP platform as well by the end of the year as we are committed to do. So that’s for core networking.

Access revenue were up 13% year over year at actual rates, a decrease of 2% at constant currency. Segment of cash flow was minus €58 million in the quarter, €3 million better than Q1 2014.

Wireless revenue increased by 19% at actual rates and were flat at constant currencies so good quarter when we compare to our peers despite the lowest pending in North America in particular. China telecom selected Alcatel-Lucent as one of its top three suppliers for the rollout of LTE in 40 cities across 12 provinces in China.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

Broadband access revenue were up 10% compared to the year ago quarter at actual rates and down 1% at constant currency. Competition for broadband access drove good profitability in EMEA, APAC outside China and (unintelligible) compensating for the delayed spending in North America.

Inventory and innovation are paying off as next generation technologies are seeing strong momentum evidenced by activities with customers including 35 different trials and 15 (unintelligible) trials.

So all in all when I compare to our peers, I guess that on relative performance is clear that we are posting good results both in core as well as in access. Of course we’re under pressure compared to our budget due to the macroeconomic environment in which we are and so that’s a reason why we have to be cautious for the next coming quarters in order to be able to deliver our Shift commitments which is what we agreed altogether that we would deliver.

So that’s for Q1, let’s say, we have a more granular view. Then let me come back a few minutes on the announcements we made on April 15 about our intention to combine with Nokia.

I believe that by now the rationale has overall been well understood thanks to all of you. And I would like to thank you, our top 200, because you have helped me and the ExCo to deliver the message—messages of the announcement, they have been cascaded with strict discipline. And I guess it was extremely important.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

We are entering the next phase probably the most difficult one when employees, all of us, by the way, are going to ask more specific questions that we won’t be able to answer yet. I recognize that our responsibility is to make sure they stay concentrated on their job and for that I count on you.

(Unintelligible), as you know, is now subject to approval by Nokia’s shareholders. Completion of relevant work (unintelligible) receipt of regulatory approvals and other customary conditions.

Closing is expected in the first half of ’16, however, we will do all what we can to accelerate the process. So first half of ’16 is what has been communicated to the external world but it’s obvious that if we can it by the end of ’15 we’ll shoot for it and you can expect from our management plus Nokia management the intent to do all what we can to accelerate.

In the meantime, we have started getting ready for the integration work setting up the appropriate structure and governance. For that and I guess it has not yet been disclosed but will be done during the day. We have decided to appoint (Jean Calvier) as the head of our integration team within Alcatel-Lucent. And we have set up an integration government board which will be mainly led by Philippe Guillemot and Basil Alwan in order to prepare the work of integration with Nokia in the long run.

Nokia has announced the same with their integration leader with as well an integration team which will oversee the work prepared by the integration leader and will have a joint integration team in between Nokia and Alcatel-Lucent which will be obviously led by (Rajiv).

There will be three represents of each company on both sides on top of (Rajiv). As far as Alcatel-Lucent is concerned those three representatives will be Philippe Guillemot, Basil Alwan and Jean Raby.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

We will, let’s say, we will come back in more details with, let’s say, all those elements in order for you to be fully aware of let’s say the governance which has been set up, the structure which has been set up, the work which will be done, the timing and schedule when all that will be done in order to make sure that we remove as much uncertainty as what we can.

The intent is, let’s say, to go fast and to be able to come with the right set up for the new Nokia as quickly as possible meaning by July in terms of operating model and at least the main organizational set up.

Okay so that one piece which has to be laid in the next coming months, there’s a second piece is we need to remain focused on delivering our 2015 results meaning that we need to ensure business continuity.

No need to say that this is critical not only for the success of this transaction but this is critical as that what we have been all committed on since the beginning of Shift. And I am pretty confident that all of you, all of us, we want to show that we deliver on our commitments and that Alcatel-Lucent is no more a company which over-commits and under-deliver but it’s a company which commits and delivers and that we should be proud of it.

So I have tasked Philippe Guillemot to coordinate this business continuity work in order to make sure that we deliver on our 2015 results and that we really maintain all our targets.

Let me also remind you that both companies are operating independently until the acquisition is completed. And you’ll find some dos and don’ts available on the intranet.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

Finally, there is only one official place where you can find all information available on this topic on the intranet and the permanent spot on the intranet is called Eye on Alcatel-Lucent and Nokia.

So maybe to conclude, let me say a few words on stock options and performance shares. As announced by (Nikko) two weeks ago, we have worked and I was very keen on that as, let’s say, the management team, we have worked with Nokia and the board of Alcatel-Lucent to secure your option and share rights and to make this Alcatel-Lucent Nokia operation as profitable as possible for Alcatel-Lucent employees who are beneficiaries of Alcatel-Lucent stock options and performance share.

I guess it was the right call to be done in order for all of us to be rewarded for what has been achieved by this management team. As part of this agreement employees invested rights under the plans already granted may be accelerated at the time of the Nokia public offer.

As such, you will be able to demonstrate your adherence to this project by converting your Alcatel-Lucent shares to Nokia shares and then of course you’ll have all flexibility to do whatever you want with your Nokia shares.

To make this offer more attractive and generous to you, we would waive where applicable and for those of you who choose to take advantage of this share conversation offer, the presence and performance conditions of our existing plan; presence being waived at the date of the closing.

We will also honor our promised 2014 stock option grant. We are finalizing, you remember that we had committed, we announced it but it was not yet done. We are finalizing a few technical steps with Nokia and will be ready to distribute this in the weeks to come.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

We have approval by the board to convert this plan in a share plan versus options at a ratio of one share per two stock options. This is better for all of the beneficiaries. The accelerated vetting of this plan is being discussed with Nokia and in fact has been also agreed with Nokia meaning that this plan will be accelerated as the previous one for which I have already mentioned.

Q&A on this topic will be available soon. In the meantime make sure people understand that this is good news. It’s really I guess good news because that means that all of you, all of the colleagues which have these type of instruments will be rewarded for this transaction which I guess is fair and which I guess is the right thing to be done.

Plans which will be accelerated are mostly the plan which have been awarded since we entered in the Shift so which means that it’s really a Shift award, if I can say so. And so I am proud that all of us we can get these benefits.

Last comment about transition time, without paraphrasing our dear HR lead, (Nikko) in this time, more than ever we need to be sensitive to the emotional state of our teams. And I’m traveling all around the place, met lots of our colleagues all around the place, last week in Mexico and the US, this week in Europe then I will be in Asia.

While the news about the combination with Nokia is considered positive, it provides better long-term future for our employees. And I guess that we all and they all get it, that the combination will provide more stability for our company. I also know that changes may bring excite and stress and first in excite and stress to us, the top 200 and so you can imagine for our colleagues it’s even, let’s say, more difficult when they go back home or when they discuss with their friend where there are questions about okay what going to happen, what will be your future.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

We need to (unintelligible) better our people, we need to communicate, connect, acknowledge and inspire. And I really ask you to pay specific attention to your people concerned and listen, be there for them. That’s obviously usually what I am asking from all of you in any time, any time or any period, but in this specific period make sure EQ, your emotional questions, work even more because that’s where our colleagues needs us.

I would like also to highlight that we have to be very careful in the way we communicate in order that when we think some decisions those decisions are not associated to Nokia when it is not related to Nokia. Let me highlight with two or three.

As I have mentioned, we need to deliver our Shift targets in 2015 whether Nokia or non-Nokia. That’s our commitment and that’s what we’re proud of. In the macroeconomic situation that we are facing right now, and you have all seen the slowdown in terms of spend in the US and a bit in Japan, that’s obvious that we need to focus even more on cost reductions and free cash flow generation.

So that means that we are taking, reinforcing some of the (unintelligible) that were already in place in order to make sure that we will deliver. That’s nothing related to Nokia. That’s just related to the fact that we need to fulfill our commitments and that’s what we have agreed on to be on the culture of delivery.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

Take a second point, diversification and channels, diversification and channels is the act of the strategy of Alcatel-Lucent. That’s (stock) to deliver, as I have mentioned, with double digit growth of let’s say non-telco for example for IP active. That’s obvious that we will continue to go for this diversification which is needed for the long run of Alcatel-Lucent and which will be needed for the long run of Alcatel-Lucent and Nokia. And that’s one of the reason why Nokia is keen to merge with us.

So there is nothing there which changed. Again, and as always, we just need to make sure that we do diversification where it makes sense meaning where we create value for our company so which means that we have to select the areas and the way we do diversification. So again I hear from time to time messages on where maybe Nokia is not interested in diversification, that’s false, that’s wrong.

Third, let’s say, piece, roadmaps and relations with customers, I’ve heard, I have discussed with many of our sales colleagues, I was, let’s say, with our top 100 sales guys recently. I understand that time to time maybe Nokia people go to customers and say you know what, you should buy our products because they have better long term support than the one of Alcatel-Lucent.

A, roadmaps are not yet established. B, whatever will be sold by Alcatel-Lucent in any case is committed and will be delivered. Third, in many areas I guess we have a range of products which is much broader than the one of Nokia. Fourth, you can expect from Nokia as well as from Alcatel-Lucent even if I will convey (messages)—trying to convey different messages when our sales guys are rewarded on orders and sales that’s obvious that in the next coming quarters as we are competing against each other, there will—on both side will all try to play tricks.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

So my only point to all of you is to try to avoid those tricks as much as we can. We have to continue to compete but to respect Nokia as a competitor and that what I am asking to Nokia as well. So that’s really what I wanted to highlight to you.

And I’m sure that there are other things which will come back. When it comes let’s say raise your arm, let’s raise your questions, and we’ll try to answer. But please, we have to avoid that any bad news be associated to the Nokia combination because that would be unfair and that is not the truth so that’s why I’m insisting on that.

My last very personal comment before I take one or two questions, this period is very important for all of us and for all of you meaning that what you will achieve in the next two quarters will position you for the long run in the new combined company. So let’s go for it, let’s shoot for it, let’s fight for it. I mean, you have two quarters to show that we have the best team in the world and that the top 200 people from Alcatel-Lucent management will be among the top 200, let’s say, people or top 300 of the new combined Nokia.

I am proud of the team which is around me. I am proud of all of you. And I know that you can make it so don’t be shy, just shoot and be greedy that’s now that you can build your future. So that’s what I wanted to share with you. And now with Philippe Guillemot and (Jean Abe) we can take a few questions.

Woman:	Operator.

Coordinator:	Okay, thank you, Mr. Combes. We will now begin the question and answer session. If you would like to ask a question please press star 1 and then 1, please unmute your phone and record your name clearly when prompted. Your name is required to introduce your question. And to cancel your request please press star 2. One moment please as we wait for the first question.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

Once again, to all participants, if you would like to ask a question you can press star 1 and to cancel please press star 2.

Michel Combes:	So again, you are a bit shy so but usually for these type of results announcement that the way it is because I am very noted to, let’s say, deliver what we have delivered. My only ask for you, and even if it’s not on this call, honestly I am sure that, let’s say, all of us we have few concerns, we have few questions. Please feel free to raise those questions because I need all of you to be really well equipped to then be able to convey the right message, the positive momentum to all of our colleagues.

And this Nokia combination for me is, let’s say, so impactful for the company in the long run. That’s really what altogether we have been able to pave the way for. And that’s really what I am proud for. I really wish to make sure that we create the positive momentum around it.

Of course the Q1 results will help us. We need strong Q2 again. The environment will be tough in Q2. Let’s be fair and let’s be honest. Macro will probably not improve a lot in Q2. We suspect that macro will improve more in (H2) where North America and most likely Japan should reignite growth.

So macro in Q2 will be tough as well as—and there is no doubt in my mind that starting in Q2 we’ll start to have a bit of adverse effect in terms of revenue linked to the Nokia merge meaning that some of our customers will with no doubt when possible postpone a few decisions.

So, A, we have to avoid this as much as we can so I really ask you to push and to shoot for let’s say our (new) but that’s also the reason why we are taking some protection measures in terms of cost containment and cash generation in order to offset these pressures that we will have on revenue.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:46 am CT

Confirmation #3761461

So that is the quarter in which we are entering. All our company to have flagged some pressure so that’s the same for us. But I am sure, I am confident, and I know that I can rely on you in order to deliver good Q2 in these adverse market conditions. We have two months to go, two months to win.

So thanks a lot and have a good day. Bye-bye.

Coordinator:	Thank you, Mr. Combes. That concludes today’s conference. Thank you all for participating. You may now disconnect.

END